

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 20, 2015

Konstantinos Adamopoulos
Chief Financial Officer
Safe Bulkers, Inc.
32 Avenue Karamanli
P.O. Box 70837
16605 Voula, Athens, Greece

> **Re: Safe Bulkers, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Response dated September 16, 2015**
> **File No. 001-34077**

Dear Mr. Adamopoulos:

We have reviewed your September 16, 2015 response to our comment letter dated August 28, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-lived Assets, page 42

1.   We note your response to our prior comment 1. You state that utilizing the 10-year historical average charter rate for similar vessels for unfixed days is most appropriate due to the fact that the rate is widely used in the shipping industry, is most likely to encompass the types of charter rate cycles that your fleet will experience over its remaining expected economic life. Further you state that the 19-year average remaining life of your fleet is likely to include several high and low charter rate cycles of varying lengths. Pursuant to ASC 360-10-35-30 and SAB Topic 5.CC, estimates of future cash

flows used to test the recoverability of a long-lived asset group shall incorporate the entity's own assumptions about its use of the group of assets and shall consider all available evidence. Based on the adverse factors cited in prior comment 1 and the sustained and significant decline of drybulk revenues in each reporting period since 2008, it appears a significant amount of available evidence suggests that the use of the 10-year historical rates may not be appropriate. Please provide us with further detail, such as relevant industry reports and company specific historical trends, to support your assumption. Also, please address the following:

- Given your vessels' 19-year average remaining life, please tell us your consideration for using a longer historical average one-year charter rate (e.g., 15 or 20 years) in your impairment analysis. The passage of time since the shipping boom peak may suggest a longer cycle for the market to recover.
- Tell us the status of future time charters and how you factored them into your impairment analysis given that the expirations of the vessel charters at the end of 2015.

2. Additionally, we note that net revenues decreased by 15% for the second quarter of June 30, 2015 compared to the same period in 2014, mainly due to a decrease in charter rates. A similar decrease in net revenues, operating income/(loss) and net income/(loss) for the six months ended June 30, 2015 was also noted, and it appears you earned a TCE rate of $8,615 for the three months ended June 30, 2015, compared to a TCE rate of $11,642 during the same period in 2014. As the trend in net revenues and TCE rates have further declined since December 31, 2014, your response should also address this subsequent period. Also, tell us if you have performed an interim test since December 31, 2014 for recoverability of your vessels due to the continued deterioration in the market and your decreased market capitalization. Please refer to ASC 360-10-35-21.

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013, page 43

3. We have reviewed your response to our prior comment 2. However, please provide an insightful discussion in MD&A behind the substantial decrease in revenues from significant customers on a year-over-year basis. In this regard, Item 5.D. of Form 20-F indicates that the discussion should include any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. It should also focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition, which would include descriptions and amounts of matters that have had an impact on reported operations and are not expected to have an impact upon future operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure